  EXHIBIT 99.4

VOX PROVIDES UPDATES ON UPCOMING

CONFERENCE PARTICIPATION, EUROPEAN ROADSHOW

AND INVESTOR OUTREACH

TORONTO, CANADA – August 29, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, is pleased to provide an update regarding its upcoming investor relations activities over the next two months.

Investor Conferences and European Non-deal Roadshow:

-	Emerging Growth Conference (virtual) – August 31st.
	o	Interested parties can register here to watch the Company’s CEO, Kyle Floyd, present between 11:15 a.m. and 11:45 a.m. EST;
-	Beaver Creek 2022 Precious Metals Summit (in-person, Beaver Creek) – September 13th – 16th;
-	Gold Forum Americas 2022 (in-person, Colorado Springs) – September 18th – 21st;
-	Lytham Partners Fall 2022 Investor Conference (virtual) – September 28th – 29th;
-	European non-deal roadshow to Frankfurt, Munich, Zurich, Paris and London (in-person) – October 4th – 13th; and
-	LD Micro Main Event XV small-cap generalist conference (in-person, Los Angeles) – October 25th – 27th.

Vox management looks forward to engaging with investors, operating partners and royalty holders at these in-person and virtual conferences and in-person road show. If you wish to speak with a member of Vox’s management team at the events listed above, please contact ir@voxroyalty.com.

Marketing Agreement

The Company is pleased to announce that it has entered into an agreement for services (the “Agreement”) with Stellium Services Ltd. (“Stellium”), effective September 1, 2022, pursuant to which Stellium will provide certain investor relations and institutional market advisory services to the Company, with the aim to expand Vox’s shareholder base in Europe and Australasia, in accordance with TSX Venture Exchange policies. The Agreement has an initial term of six months, and, unless terminated by either party, will renew automatically for successive one-month periods. Stellium will be paid USD$3,500 monthly out of the Company’s cash on hand for services rendered. Stellium will not receive any Vox securities as compensation for the arrangement and does not hold any interest, directly or indirectly, in Vox or its securities. Stellium’s registered office is located at Oxford House, 15-17 Mount Ephraim Road, Tunbridge Wells, Kent, England, TN1 1EN.

Further to its news release dated June 6, 2022, the Company has terminated its consulting services agreement (“GRA Agreement”) with GRA Enterprises LLC (trading as National Inflation Association or NIA) (“GRA”) as of the expiry of the initial term on September 2, 2022 (the “Termination Date”). Pursuant to the terms of the GRA Agreement, which was made effective on June 3, 2022, the Company paid GRA a total upfront fee of USD$25,000 in cash. Following the Termination Date, the Company shall have no active engagement, business or contractual relationship with GRA for any services.

The Company does not endorse views or positions made by unauthorized third parties, including those of newsletter writers, bloggers or social media users, and expressly disclaims any statements made by a third party outside of any direct engagement with the Company. Any investor or investment advisor seeking to verify whether a publication was disseminated by Vox Investor Relations Department can email ir@voxroyalty.com.

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About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest return on invested capital in the royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, Vox’s anticipated attendance at various conferences, events and locations.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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